Exhibit (a)(5)(L)

Please review the following associate FAQs as they pertain to the pending Home Depot acquisition’s impact on associate equity awards outstanding as of the date hereof and owned HDS shares. Please note that a different treatment may apply to any HD Supply equity awards that may be granted in the future if the transaction closing date is delayed.

1. How will my outstanding equity awards be impacted?

Because the acquisition by The Home Depot constitutes a “change in control” under the HD Supply equity plans, pursuant to the terms of the merger agreement with Home Depot, all of your currently outstanding equity awards will become fully vested on the transaction closing date (currently anticipated to be late December) and will be cashed out, and distributed to you through the normal payroll process, at the $56 per share merger price (less the exercise price in the case of stock options) shortly after the closing date, less applicable tax withholding.

2. What happens to my vested stock option grants?

Any outstanding vested and unexercised stock options on the closing date will automatically be cashed out, and distributed to you through the normal payroll process, at the $56 per share merger price less the exercise price and less any applicable tax withholding.

Although not required, if you are not a designated insider, you have the opportunity to exercise your vested stock options and sell the shares if you are not in possession of HD Supply material nonpublic information and you exercise your stock options no later than December 18 to allow for settlement of the shares. You cannot exercise your vested stock options after December 18, but they will automatically be cashed out at the $56 per share merger price less the exercise price (and any applicable tax withholding) shortly after the closing.

Designated insiders will not be able to exercise vested stock options since we are in a quiet period until completion of the merger. As noted above, however, your outstanding vested and unvested stock option awards will automatically be cashed out at the $56 per share merger price less the exercise price (and any applicable tax withholding) shortly after the closing.

3. How will the sale affect the HDS stock that I own?

There are three options that shareholders can take for all HD Supply shares that are owned outright (i.e., shares acquired through vested equity awards, shares purchased through the Employee Stock Purchase Plan, shares purchased through the open market and held either in your Schwab retail brokerage account or another brokerage firm account, and any other HDS shares you otherwise own):

Tender Shares: All HD Supply stockholders will have the option to tender shares they own outright at the $56 per share offer price. Detailed information will be provided to each stockholder in connection with the tender offer, including associates who own shares, explaining your options and the process for tendering shares. If a majority of shares (on a fully diluted basis) are not tendered in the offer before it expires, stockholders will continue to own HD Supply stock. The offer will initially expire at midnight (i.e., one minute after 11:59 p.m.), New York City Time, on December 23, 2020, and may be extended in accordance with the terms of the merger agreement.

Sell Shares: Stockholders have the option of selling shares prior to the completion of the tender offer. HD Supply designated associates may not sell shares or otherwise trade since we are in a quiet period until completion of the merger.

Hold Shares: Stockholders have the option of holding shares (neither tendering nor selling). If you decide not to tender your shares, and a majority of shares on a fully diluted basis are tendered in the offer before it expires, shares that are not tendered will automatically be cashed out at the $56 merger price shortly after the closing. Should a majority of shares on a fully diluted basis not be tendered in the offer before it expires, stockholders will continue to hold HD Supply stock. All this will be explained in the tender offer materials you will receive from Schwab (or other brokerage firm or institution holding your shares).

Many of you have already received the tender offer communications from Schwab either by email or by U.S. mail with respect to the shares held in your Schwab retail brokerage account. It is important to carefully review and follow the instructions in the tender offer communications received. The communications will clearly explain what your options are and the process for tendering the HDS shares held in your Schwab brokerage account and receiving the $56 per share merger price for your shares.

Payment for shares owned outright will be made to you by the brokerage firm or other recordholder of your shares (e.g., by depositing the funds in your retail brokerage account).

4. I am currently a retirement eligible employee. What does this mean for me?

If you have satisfied certain retirement eligibility criteria as set forth in the applicable award agreement for HD Supply equity awards (generally, age 62 plus five years of service), the same information outlined above applies to you; however, no income or employment taxes will be withheld at closing from your restricted stock awards that are cashed out since you have previously fulfilled your tax withholding obligation for those awards; taxes will be withheld from your stock options at closing, as you have not previously paid tax on your unexercised stock options.

5. Why did I receive a notice to transfer my ESPP shares and cash to my Schwab retail brokerage account?

If you received a notification from HR on December 3, 2020 to transfer your ESPP shares and cash to your Schwab retail brokerage account, this action is helpful for a seamless processing experience in administering the tender offer and cash out of shares. If you take no action, Schwab will transfer the stock and cash on your behalf to your Schwab retail brokerage account by December 14, 2020.

6. Why did I receive a Notice of Tender Offer communication from Schwab? See #3 above.

Additional Information and Where to Find It

The tender offer referenced herein is being made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents (as amended from time to time, the “tender offer materials”) filed by The Home Depot, Inc. and Coronado Acquisition Sub Inc. with the United States Securities and Exchange Commission (the “SEC”) on November, 24, 2020. HD Supply Holdings, Inc. (the “Company”) has filed a solicitation/recommendation statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) with respect to the tender offer with the SEC on November 24, 2020. This document is for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any common stock of the Company or any other securities. THE TENDER OFFER MATERIALS AND THE SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer named in the tender offer materials. Copies of the documents filed with the SEC by the Company, including the solicitation/recommendation statement on Schedule 14D-9, are available free of charge on the Company’s internet website at https://ir.hdsupply.com/investors.

Forward-Looking Statements

This document contains forward-looking statements. Any statements that are not statements of historical fact are forward-looking statements. Generally, these statements may be identified by the use of words such as “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “potential,” “should” or similar words. These forward-looking statements are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements made herein with respect to the tender offer, the acquisition and related transactions, including, for example, the timing of the completion of the acquisition and the potential benefits of the acquisition, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (i) uncertainties as to the timing of the tender offer and the acquisition; (ii) uncertainties as to how many Company stockholders will tender their shares in the tender offer; (iii) the possibility that competing acquisition proposals will be made; (iv) the possibility that the Company will terminate the acquisition agreement to enter into an alternative transaction; (v) the possibility that various closing conditions for the transactions contemplated by the acquisition agreement may not be satisfied or waived; (vi) the risk that the acquisition agreement may be terminated in circumstances requiring the Company to pay a termination fee; (vii) the potential impact of the announcement or consummation of the proposed transactions on the Company’s relationships, including with employees, suppliers and customers; and (viii) the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2020 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer materials filed by The Home Depot, Inc. and Coronado Acquisition Sub Inc. in connection with the tender offer and the solicitation/recommendation statement filed by the Company. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.